

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
Mr. R. Neil Williams
Senior Vice President and Chief Financial Officer
Intuit, Inc.
2700 Coast Avenue
Mountain View, California 94043

      Re: Intuit, Inc.
             Form 10-K for the Fiscal Year Ended July 31, 2012
             Filed September 13, 2012
             File No. 0-21180

Dear Mr. Williams:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                  Sincerely,

                                                  /s/ Kathleen Collins

                                                  Kathleen Collins
                                                  Accounting Branch Chief